Garden SpinCo Corporation
c/o 3M Company
3M Center, Building 220-9E-02
St. Paul, Minnesota 55144

August 2, 2022

Via EDGAR
Abby Adams
Christine Westbrook
Division of Corporation Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Garden SpinCo Corporation Registration Statement on Form S-4 and Form S-1 File No. 333-263669 Request for Effectiveness

Dear Ms. Adams and Ms. Westbrook:

Reference is made to the Registration Statement on Form S-4 and Form S-1 (File No. 333-263669) initially filed by Garden SpinCo Corporation (the “Company”) with the U.S. Securities and Exchange Commission on March 18, 2022 (as amended, the “Registration Statement”).

The Company hereby requests that the effective date for the above-referenced Registration Statement be accelerated to 12:00p.m., Eastern Time, on August 4, 2022, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Jenna E. Levine of Wachtell, Lipton, Rosen & Katz at (212) 403-1172 or JELevine@wlrk.com with any questions you may have concerning this letter.  In addition, please notify Ms. Levine by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Andrew Mariska
Andrew Mariska, Chief Financial Officer

cc:
Kevin Rhodes, Garden SpinCo Corporation
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz
Amy M. Rocklin, Neogen Corporation
Michael J. Aiello, Weil, Gotshal & Manges LLP
Eoghan P. Keenan, Weil, Gotshal & Manges LLP
Michelle A. Sargent, Weil, Gotshal & Manges LLP